Schering AG and Genzyme Announce Interim Results from Trial of Campath for Multiple Sclerosis

 - Data Suggest Strong Treatment Effect for Patients Using Campath
- Serious Adverse Events in Trial Require Comprehensive Risk Management Plan

Berlin, September 16, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) and Genzyme Corporation (Nasdaq: GENZ) announced today interim results from a Phase 2 trial comparing Campath(R) (alemtuzumab) with Rebif(R) (interferon beta-1a) for the treatment of multiple sclerosis. The results announced today derive from a pre-specified efficacy and safety interim analysis conducted after one year of treatment for all patients in the planned three-year trial. This review was conducted in conjunction with an independent data safety monitoring board.

Analysis of the primary endpoints after one year of treatment showed a large treatment effect in favor of alemtuzumab. Review of the data also showed that three confirmed cases of severe idiopathic thrombocytopenic purpura (ITP) occurred in the trial. Based on these results, and after consultation with the U.S. Food and Drug Administration, the companies will continue to collect both efficacy and safety data from this trial while preparing to initiate a Phase 3 trial. Dosing with alemtuzumab in this trial has been suspended while the companies work closely with regulatory authorities and clinical investigators to ensure that a comprehensive approach is in place to manage patient safety. Campath continues to be available in its current labeled indication for the treatment of B-cell chronic lymphocytic leukemia.

The Phase 2 trial randomized 334 patients with active relapsing-remitting multiple sclerosis at 49 medical centers in Europe and the United States. Patients were treated with alemtuzumab at one of two doses administered in once a year intravenous infusion regimens, or interferon beta-1a administered three times per week as indicated in its product label. The randomized, open-label trial compared the safety and efficacy of alemtuzumab with interferon beta-1a, examining two primary endpoints: the rate of relapse of MS symptoms, and the time to progression of clinically significant disability (time to Sustained Accumulated Disability at six months as measured by Expanded Disability Status Score [EDSS]). EDSS assessments were blinded and treatment groups were comparable at baseline for all key demographic and clinical parameters.

Analysis of the first co-primary endpoint showed that patients taking alemtuzumab at high and low doses experienced at least a 75 percent reduction in the risk for relapse after at least one year of follow up when compared to patients treated with interferon beta-1a. This difference was statistically significant in favor of the alemtuzumab patients at both the high and low doses according to the p-value (p=0.00267) assigned for the one-year interim analysis.

In the other co-primary endpoint, patients treated with the high and low doses of alemtuzumab experienced at least a 60 percent reduction in the risk for progression of clinically significant disability (p<0.05) when compared to patients treated with interferon beta-1a. This result did not achieve statistical significance according to the p-value (p=0.00015) assigned for the one-year interim analysis.

Safety Results and Risk Management Program

In the trial, serious adverse events related to treatment occurred in two patients on interferon beta-1a, four patients on the low dose of alemtuzumab, and five patients on the high dose of alemtuzumab.

Idiopathic thrombocytopenic purpura is a condition in which patients experience a low platelet count that can result in abnormal bleeding. Of the three documented cases of ITP, two occurred in the high dose alemtuzumab group, and one in the low dose group. One case of ITP in the trial resulted in a fatality. In the two remaining cases, patients have responded to treatment and are being appropriately managed by their physicians using accepted treatment regimens.

As expected, common non-serious adverse events included infusion reactions in the alemtuzumab patients, and flu-like symptoms in patients using interferon beta-1a.

Genzyme and Schering's risk management plan for ITP has included notification of regulatory authorities, trial sites and patients, and consultation with a panel of hematologists with expertise in ITP to advise on risk management. The companies have moved forward to implement a series of provisions in the study, including more frequent hematological monitoring, and patient education about the signs and symptoms of ITP. Genzyme and Schering are also working to update informed consent forms, to conduct a thorough review of patient laboratory data, and to seek indicators that might help identify those at risk for developing these types of problems. The companies are currently in discussions with the FDA about what additional steps might be needed to protect patient safety.

Nearly all alemtuzumab patients in the trial have received their second year's dose. In the coming months, Genzyme and Schering will evaluate the necessity and timing of the third planned dose. Because the high dose appears to offer no efficacy advantage compared to that achieved by the low dose group, the companies will no longer use this dose.

"Based on these results, we will be moving this program forward with a tremendous sense of urgency,2 said Henri A. Termeer, chairman and chief executive officer, Genzyme Corporation. "Both companies are fully committed to advancing this treatment as intensively, thoughtfully and responsibly as possible."

"Our early analysis of efficacy from this study is very encouraging. We have a long history of commitment to advancing therapeutic options for patients with MS, and both companies will be working hard in order to move forward in the best interest of patients, balancing potential benefits with the possible risk of serious side effects" said Marc Rubin, MD, Member of the Board of Executive Directors, Schering AG, with responsibility for Development.

Additional information

About Multiple Sclerosis

Multiple Sclerosis (MS) is a chronic, debilitating disease in which the immune system attacks the person's brain and spinal cord. The disease causes a wide range of symptoms including fatigue, difficulty walking, numbness, and vision problems, and can progress to cause severe disability. Relapsing-remitting MS is the most common form of this disease.

About Campath

Campath (alemtuzumab for injection), is indicated in the United States for the treatment of B-cell chronic lymphocytic leukemia (B-CLL) in patients who have been treated with alkylating agents and who have failed fludarabine therapy. Determination of the effectiveness of Campath is based on overall response rates. Comparative, randomized trials demonstrating increased survival or clinical benefits such as improvement in disease-related symptoms have not yet been conducted. Campath is a humanized monoclonal antibody that binds to a specific target, CD52, on cell surfaces directing the body's immune system to destroy malignant cells. It is the first and only monoclonal antibody approved by the FDA for the treatment of patients with B-CLL.

Genzyme and Schering AG are co-developing alemtuzumab in oncology and other indications, with Schering having exclusive responsibility for the development and commercialization of alemtuzumab for solid organ transplantation. Schering AG, Germany holds exclusive worldwide marketing and distribution rights to Campath. The product is marketed in the U.S. by Berlex Laboratories, a U.S. affiliate of the Schering AG Group. Campath was launched in the U.S. in June 2001, and in Europe, where it is named MabCampath(R), in August 2001.

Phase 2 Trial Detail
A total of 334 patients in the trial were randomized to receive either a low dose of alemtuzumab (12 mg/day for five days), a high dose of alemtuzumab (24 mg/day for five days), or interferon beta-1a (44 mcg administered three times per week). At 12 months, patients on alemtuzumab received a dose of 12 or 24 mg/day for three days. Data reviews are scheduled at 12, 24, and 36 months for the co-primary endpoints and a series of secondary endpoints.

About Schering AG, Germany
Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

About Genzyme
One of the world's leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Founded in 1981, Genzyme has grown from a small start-up to a diversified enterprise with 7,600 employees in locations spanning the globe, and 2004 revenues of $2.2 billion. With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company's products and services are focused on rare inherited disorders, kidney disease, orthopedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme's commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication of Schering AG:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:
Media Relations: Marcy Funk, T:+1-973-487 2095, marcy_funk@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Your contacts at Genzyme Corporation:
Media: Dan Quinn, T: +1-617-768 6849
Investor Relations: Sally Curley: T: +1-617-768 6140


Find additional information at: www.schering.de/eng